Fee Waiver Letter Agreement

To:	Total Income+ Real Estate Fund 80 Arkay Drive
Hauppauge,NY 11788

Dear Board Members:

You have engaged us to act as the investment adviser to the Total Income+ Real Estate Fund pursuant to an Investment Advisory Agreement, which is subject to the approval of the respective shareholders of each respective portfolio.

Effective from February 1, 2017 until February 1, 2018 we agreed to waive management fees and/or reimburse the Fund for expenses the Fund incurs but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational and offering costs) at the following levels: 1.91% for Class A shares, 2.66% for Class C shares, and 1.66% for Class I shares.

For a period of one year from the date of this letter, we agree to waive management fees and/or reimburse the Fund an additional 0.02% for expenses incurred, as described above, capping the Fund's total annual operating expenses after fee waivers and/or reimbursement (exclusive of any taxes, interest, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, such as litigation or reorganization costs, but inclusive of organizational and offering costs) at the following levels: 1.89% for Class A shares, 2.64% for Class C shares, and 1.64% for Class I shares

For the avoidance of doubt, we acknowledge that these waived fees are not subject to recovery or reimbursement regardless of the operation of any expense limitation agreement or similar agreement with respect to the Fund.

Jordan Ruddy Authorized Signatory

Bluerock Fund Advisors, LLC Date: February 1, 2017